April 11, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549-0305

Re:	Carnival Corporation and Carnival plc (“we”, “our” or the “Company”)

 Form 10-K for Fiscal Year Ended November 30, 2010 (“Form 10-K”)

 Filed January 31, 2011

 File Nos. 1-09610 and 1-15136

Dear Mr. Humphrey,

As requested, we are submitting this letter in response to the March 28, 2011 telephonic meeting with the staff of the Securities and Exchange Commission (“Commission”) related to our initial comment letter response to the Commission, dated March 21, 2011. For ease of reference, I have reproduced each of the staff’s original comments set forth in your letter dated February 28, 2011 (the “Comment Letter”) and followed it with the Company’s additional responses.

Form 10-K (Fiscal Year Ended November 30, 2010)

Management’s Discussion and Analysis

Critical Accounting Estimates, page F-27

1.	With respect to your accounting estimates for ship accounting and asset impairment, please further discuss to clarify whether you evaluate for asset impairment your cruise ships on a ship by ship basis, or whether they are aggregated by cruise brand and then evaluated for long-life asset impairment. In this regard, please tell us and consider expanding the disclosure in Note 4, Property and Equipment, to the financial statements to disclose the individual carrying value of each of your ships that comprise the component line item of Ships in Note 4.

RESPONSE: In regards to reporting the carrying values of our ships, we have agreed with the Commission to disclose the total ship carrying value for each of our reportable segments in our future Form 10-K filings.

As discussed, we do not believe it is necessary to disclose any of our ships’ individual, or by cruise brand, carrying values since no indicators of impairment currently exist that would require us to perform an impairment review of these ship assets. If future facts and circumstances bring into question the recoverability of our individual ship assets, we will disclose such facts and circumstances to enable the readers of our consolidated financial statements to understand the relevant issues, including the amount of our ships’ carrying value that is the subject of such recoverability issues.

In our disclosure of Property and Equipment in Note 2, Summary of Significant Accounting Policies on page F-6, we discuss our policy for accounting for ship improvements, but we do not specifically state the line item our ship improvements are included in the Property and Equipment table in Note 4 on page F-9. In future Form 10-K filings, we will clarify that our “ships” costs include our “ship improvements”.

2.	Further, please consider including in your financial statement footnotes, tabular disclosure of your goodwill, by cruise brand, as of each balance sheet date, as we note the disclosure in Note 10 that all of your cruise brands carry goodwill except for two. Similar tabular disclosure is also suggested for your other intangible assets, which you indicate in the financial statement notes are substantially related to trademarks.

RESPONSE: In future Form 10-Q and Form 10-K filings, we will expand the disclosure of our other intangible assets, which are substantially all trademarks, to state their carrying amounts and changes thereto, in total and for our reportable segments.

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As requested in the Comment Letter, I hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, please contact either David Bernstein, Senior Vice President and Chief Financial Officer at (305) 406-8684 or me at (305) 406-5755.

Respectfully submitted,

/s/ Larry Freedman
Larry Freedman
Chief Accounting Officer and Vice President - Controller

cc:	Micky Arison - Chairman of the Boards and Chief Executive Officer

 David Bernstein - Senior Vice President and Chief Financial Officer

 Howard S. Frank - Vice Chairman of the Boards and Chief Operating Officer

 Richard Glasier - Chairman of the Audit Committees

 Quinby Dobbins - Partner, PricewaterhouseCoopers